Exhibit 99.1

Le Gaga Fourth Quarter and Fiscal Year 2012 Earnings Release
June 20, 2012

HONG KONG, June 20, 2012 - Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), a leading greenhouse vegetable producer in China, today announced its financial results for the fourth fiscal quarter and fiscal year ended March 31, 2012.1

Highlights of the Fourth Quarter and Fiscal Year Ended March 31, 2012

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Revenue increased by 17.3% from RMB121.2 million for Q4 FY2011 to RMB142.2 million (US$22.6 million) for Q4 FY2012. Revenue increased by 27.7% from RMB406.8 million in FY2011 to RMB519.4 million (US$82.5 million) in FY2012.

•

Profit for the period was RMB18.3 million for Q4 FY2011, as compared to a loss for the period of RMB3.9 million (US$0.6 million) for Q4 FY2012. Profit for the year increased by 22.1% from RMB133.4 million in FY2011 to RMB162.8 million (US$25.9 million) in FY2012.

•

Adjusted profit for the period[2] (non-IFRS measure) increased by 40.7% from RMB41.8 million for Q4 FY2011 to RMB58.9 million (US$9.4 million) for Q4 FY2012. Adjusted profit for the year increased by 29.8% from RMB151.8 million in FY2011 to RMB197.0 million (US$31.3 million) in FY2012. A reconciliation of the adjusted profit for the period/year to profit/(loss) for the period/year determined in accordance with IFRS is set forth in Appendix V.

•

Adjusted EBITDA[3] (non-IFRS measure) increased by 36.8% from RMB57.8 million for Q4 FY2011 to RMB79.1 million (US$12.6 million) for Q4 FY2012. Adjusted EBITDA increased by 32.4% from RMB201.2 million in FY2011 to RMB266.3 million (US$42.3 million) in FY2012. A reconciliation of the adjusted EBITDA to profit/(loss) for the period/year determined in accordance with IFRS is set forth in Appendix VI.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2975 to US$1.00, the effective noon buying rate as of March 30, 2012 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Defined as profit/(loss) for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude the effects of non-cash share-based compensation, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.
[3]	Defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, impairment losses on property, plant and equipment and prepayments and offering expenses charged to the income statement.

Le Gaga Fourth Quarter and Fiscal Year 2012 Earnings Release

June 20, 2012

•	Basic and diluted loss per share was RMB0.17 cents (0.03 US cents) for Q4 FY2012. Basic and diluted loss per ADS[4] was RMB8.5 cents (1.35 US cents) for Q4 FY2012.

•

Basic and diluted earnings per share was RMB7.12 cents (1.13 US cents) and RMB6.91 cents (1.10 US cents), respectively, in FY2012. Basic and diluted earnings per ADS was RMB356.0 cents (56.53 US cents) and RMB345.5 cents (54.86 US cents), respectively, in FY2012.

•

Cash generated from operating activities increased by 133.3% from RMB42.9 million for Q4 FY2011 to RMB100.0 million (US$15.9 million) for Q4 FY2012. Cash generated from operating activities increased by 121.4%, from RMB129.5 million in FY2011 to RMB286.6 million (US$45.5 million) in FY2012.

•	Revenue-per-mu increased by 21.3% from RMB5,942 for Q4 FY2011 to RMB7,205 for Q4 FY2012. Revenue-per-mu increased by 18.8% from RMB21,226 in FY2011 to RMB25,207 in FY2012.

•

Production output increased by 1.4% from 29,646 metric tons for Q4 FY2011 to 30,070 metric tons for Q4 FY2012. Production output increased by 16.9% from 123,294 metric tons in FY2011 to 144,192 metric tons in FY2012.

•

Our product mix shifted further towards solanaceous vegetables. Solanaceous vegetables sold to third parties in the PRC mainland increased from 74% for Q4 FY2011 to 88% for Q4 FY2012 of total revenue. Solanaceous vegetables sold to third parties in the PRC mainland increased from 46% for FY2011 to 60% for FY2012 of total revenue.

•

Average selling price (ASP) of vegetables sold to third parties in the PRC mainland increased from 3.90 RMB/kg for Q4 FY2011 to 4.72 RMB/kg for Q4 FY2012. Average selling price (ASP) of vegetables sold to third parties in the PRC mainland increased from 3.08 RMB/kg for FY2011 to 3.47 RMB/kg for FY2012.

[4]	American depositary shares, which are traded on the NASDAQ Global Select Market, each represents 50 ordinary shares of the Company.

Le Gaga Fourth Quarter and Fiscal Year 2012 Earnings Release

June 20, 2012

•	Total arable land as of March 31, 2012 was 25,063 mu (1,671 hectare), representing a decrease of 555 mu compared to December 31, 2011, and an increase of 4,661 mu compared to March 31, 2011.

•	Total greenhouse area as of March 31, 2012 was 8,615 mu (574 hectare), representing an increase of 156 mu compared to December 31, 2011 and an increase of 1,836 mu compared to March 31, 2011.

Mr. Shing Yung Ma, the Chairman and CEO of Le Gaga, commented, “We are pleased with our performance in the fourth fiscal quarter and full fiscal year 2012. The fourth quarter was characterized by poor weather conditions, with a large number of rainy days. With our greenhouses, not only could we mitigate the adverse weather effects as opposed to open field farming, we were also able to take advantage of the higher market prices as compared to last year because market supply decreased. As a result, our revenue per mu increased from RMB5,942 to RMB7,205. Continued product mix upgrades further contributed to higher revenue per mu. Although we benefitted in terms of pricing, our greenhouse construction experienced a delay as a result of the large number of rainy days during the quarter.

Our performance in fiscal year 2012 demonstrates the competitive advantage of our greenhouse business model as we achieved a significant increase in average selling prices. Our greenhouses provide the environment for improved quality of our products, allow us to upgrade our product mix as we are able to grow more solanaceous vegetables, and allow us to grow more off-season products (primarily solanaceous). Our greenhouses allowed us to capture the high prices during the off-season, as we can supply when open field farmers cannot. Going forward, we intend to continue our focus on high quality off-season products and further upgrade our product mix, in particular in the solanaceous product category by further expanding production of high-end and specialty tomato and pepper varieties. As a result we may see a further increase in seasonality of our revenues, with the winter months accounting for an even higher percentage of our total revenue for the year.”

Mr. Auke Cnossen, the CFO of Le Gaga, added, “Our loss in the fourth quarter resulted from a negative net impact of biological assets fair value adjustment. The negative net impact was due to the switch from high value crops on our field during the winter months to lower value crops grown during the summer, more pronounced seasonality and improvements in planting methods and schedules which resulted in a larger gain recognized in prior periods of the fiscal year. More greenhouses resulted in strong improvement in key performance indicators, i.e., revenue per mu, adjusted profit and operating cash flow. Although our increased seasonality resulted in lower margins (before the net impact of biological assets fair value adjustment) in the second quarter, which is our low season, we achieved higher margins in the third and fourth quarter. Our margins and profitability for the fourth quarter improved significantly compared to last year, as we enjoyed high increase in ASP with a relatively stable production volume, resulting in lower material and labor costs as a percentage of revenue. Furthermore, we have generated continued strong operating cash flow, as a result of the significant volume of sales in December for which cash was collected in the fourth quarter.”

Le Gaga Fourth Quarter and Fiscal Year 2012 Earnings Release

June 20, 2012

Summary of Operating Data

	As of March 31, 2011			As of December 31, 2011			As of March 31, 2012
	Operating	Under construction or Reserved	Total	Operating	Under construction or Reserved	Total	Operating	Under construction or Reserved	Total
Arable land (1)	20,402 mu	—	20,402 mu	20,013 mu	5,605 mu	25,618 mu	20,013 mu	5,050 mu	25,063 mu
	(1,360 hectare)	—	(1,360 hectare)	(1,334 hectare)	(374 hectare)	(1,708 hectare)	(1,334 hectare)	(337 hectare)	(1,671 hectare)
Greenhouse area (2)	6,779 mu	—	6,779 mu	8,459 mu	—	8,459 mu	8,615 mu	—	8,615 mu
	(452 hectare)	—	(452 hectare)	(564 hectare)	—	(564 hectare)	(574 hectare)	—	(574 hectare)
Greenhouse area as a percentage of total arable land	33.2%	—	33.2%	42.3%	—	33.0%	43.0%	—	34.4%

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2011	2012	2011	2012

Total production output (metric tons)	29,646	30,070	123,294	144,192
Production yield (metric tons per mu)	1.5	1.5	6.4	7.0
Revenue-per-mu (RMB) (3)	5,942	7,205	21,226	25,207

(1)	Total arable land area excludes land that we used on a temporary basis.

Land under construction or reserved includes (i) newly leased land which has not yet been put into production and is either under construction or in reserve for future development, and (ii) land which we plan to return and is not in operation.

As of March 31, 2012, we had 4,122 mu of newly leased land and 928 mu of land which we plan to return.

(2)	As of March 31, 2011, there were 789 mu bamboo-made greenhouses and 5,990 mu steel-made greenhouses.

As of December 31, 2011, there were 630 mu bamboo-made greenhouses and 7,829 mu steel-made greenhouses.

As of March 31, 2012, there were 450 mu bamboo-made greenhouses and 8,165 mu steel-made greenhouses.

(3)	For the purposes of calculating production yield and revenue-per-mu, average land area within each reporting period also includes land that we used on a temporary basis to generate the production output and revenue.

Le Gaga Fourth Quarter and Fiscal Year 2012 Earnings Release

June 20, 2012

Financial Results for the Fourth Quarter and Fiscal Year Ended March 31, 2012

Revenue increased by RMB21.0 million, or 17.3%, from RMB121.2 million for Q4 FY2011 to RMB142.2 million (US$22.6 million) for Q4 FY2012. The increase in revenue was primarily attributable to an increase in revenue-per-mu from RMB5,942 for Q4 FY2011 to RMB7,205 (US$1,144) for Q4 FY2012, which was in turn primarily due to an increase in the average selling price of our produce.

Revenue increased by RMB112.6 million, or 27.7%, from RMB406.8 million for FY2011 to RMB519.4 million (US$82.5 million) for FY2012. The increase in revenue was primarily attributable to an increase in revenue-per-mu from RMB21,226 in FY2011 to RMB25,207 (US$4,003) in FY2012, which was in turn primarily driven by (1) an increase in production yield and (2) an increase in the average selling price of our produce.

The increase in revenue-per-mu and average selling price for the fourth quarter as well as FY2012 was primarily driven by (1) increased greenhouse coverage, which leads to (a) better product mix, i.e., more solanaceous products (b) ability to capture high off-season prices (c) improved quality of our products, and (d) higher yields per mu, (2) enhanced cultivation know-how, and (3) market inflation.

	Three Months Ended March 31,				Fiscal Year Ended March 31,
	2011		2012		2011		2012
	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)	Revenue (%)	ASP (RMB/kg)
PRC revenue[5]
Solanaceous	74%	4.66	88%	4.96	46%	3.73	60%	4.21
Leafy	10%	2.45	5%	3.12	26%	2.56	23%	2.61
Cruciferous	7%	2.12	4%	3.34	14%	2.88	10%	2.69
Others	1%	3.92	0%	3.10	6%	2.30	2%	3.20

Sub-total	92%	3.90	97%	4.72	92%	3.08	95%	3.47
Hong Kong revenue	8%		3%		8%		5%

Total	100%		100%		100%		100%

We primarily grow solanaceous vegetables (primarily peppers and tomatoes) during the fourth quarter. Solanaceous vegetables generally have a higher selling price per kg. Due to increased greenhouse coverage, more high quality solanaceous vegetables were harvested in Q4 FY2012 compared to Q4 FY2011. The production volume of leafy, cruciferous and other vegetables declined in Q4 FY2012 compared to Q4 FY2011 as our product mix shifted towards solanaceous products. Furthermore, within the solanaceous category we grew more specialty products such as small snack tomatoes. Such products have higher selling prices but lower volume per mu.

[5]	Defined as revenue from sales of respective products in the PRC mainland to external customers

Le Gaga Fourth Quarter and Fiscal Year 2012 Earnings Release

June 20, 2012

Cost of inventories sold increased by RMB21.6 million, or 21.3%, from RMB101.3 million for Q4 FY2011 to RMB122.9 million (US$19.5 million) for Q4 FY2012. Cost of inventories sold increased by RMB98.2 million, or 27.5%, from RMB357.2 million for FY2011 to RMB455.4 million (US$72.3 million) for FY2012.

Adjusted cost of inventories sold6 (non-IFRS measure) decreased by RMB3.3 million, or 7.9%, from RMB41.7 million for Q4 FY2011 to RMB38.4 million (US$6.1 million) for Q4 FY2012. Adjusted cost of inventories sold as a percentage of revenue decreased from 34.4% for Q4 FY2011 to 27.0% for Q4 FY2012, primarily due to (1) the poor weather conditions, which resulted in lower volume per mu but much higher prices compared to Q4 FY2011, resulting in lower variable costs as a percentage of revenue, (2) increased greenhouse coverage and improved production techniques further reducing variable inputs such as seeds, fertilizers, land film and direct labor as a percentage of revenue, which was partially offset by an increase in overhead costs, and (3) reduced purchases of third party product due to our decision to decrease Hong Kong concessionairy sales.

Adjusted cost of inventories sold increased by RMB33.9 million, or 24.4%, from RMB138.9 million for FY2011 to RMB172.8 million (US$27.4 million) for FY2012. Adjusted cost of inventories sold as a percentage of revenue decreased from 34.1% for FY2011 to 33.3% for FY2012, primarily due to (1) lower variable costs and (2) lower purchases of third party product. Increased greenhouse coverage resulted in more efficient use of variable inputs such as seeds, fertilizers, land film and direct labor as a percentage of revenue, which was partially offset by an increase in farm overhead costs.

A reconciliation of adjusted cost of inventories sold to cost of inventories sold determined in accordance with IFRS is set forth in Appendix IV.

[6]	Defined as cost of inventories sold before biological assets fair value adjustment

Le Gaga Fourth Quarter and Fiscal Year 2012 Earnings Release

June 20, 2012

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$

Biological assets fair value adjustment included in cost of inventories sold	(59,578)	(84,499)	(13,418)	(218,348)	(282,579)	(44,872)

Changes in fair value less costs to sell of biological assets	42,433	35,890	5,699	241,896	286,927	45,562

Net impact of biological assets fair value adjustment	(17,145)	(48,609)	(7,719)	23,548	4,348	690

The net impact of the biological assets fair value adjustment represents the net increase or decrease in gain from fair value less costs to sell of crops on our farmland at the end of the reporting period compared to the end of the immediately preceding reporting period.

A net loss of RMB48.6 million was recognized arising from biological assets fair value adjustment for Q4 FY2012, as compared to a net loss of RMB17.1 million recognized for Q4 FY2011.

The net loss of RMB48.6 million for Q4 FY2012 primarily arose from the plantation activities of solanaceous products. As we were approaching the end of the solanaceous products season, we had lower expected volume on our farmland on March 31, 2012, when compared with that of December 31, 2011 (the immediately preceding reporting period end), resulted in a negative net impact.

The larger negative net impact for Q4 FY2012 compared to that of Q4 FY2011 was primarily due to further improvements in our plantation methods of solanaceous products as well as differences in planting schedule. This resulted in a larger fair value gain recognized in the preceding reporting period, and thus a smaller amount of fair value adjustment reflected in Q4 FY2012, when compared to FY2011.

The net impact of biological assets fair value adjustment of a gain of RMB4.3 million for FY2012 primarily arose from our plantation of solanaceous products. The smaller net impact for FY2012 compared to the gain of RMB23.5 million for FY2011 was primarily due to the smaller increase in vegetables on our fields from FY2011 to FY2012 when compared with the increase from FY2010 and FY2011, due to an increase in the amount of land under construction as well as differences in product mix.

Our packing expenses increased by RMB0.8 million, or 8.4%, from RMB9.9 million for Q4 FY2011 to RMB10.7 million (US$1.7 million) for Q4 FY2012, primarily due to an increase of (1) RMB0.4 million in depreciation charge and (2) RMB0.3 million in labor costs.

Le Gaga Fourth Quarter and Fiscal Year 2012 Earnings Release

June 20, 2012

Our packing expenses increased by RMB5.2 million, or 18.3%, from RMB28.2 million for FY2011 to RMB33.4 million (US$5.3 million) for FY2012, primarily due to an increase of (1) RMB2.4 million in packing materials consumed and (2) RMB2.1 million in depreciation charge.

Our land preparation costs increased by RMB3.9 million, or 54.4%, from RMB7.2 million for Q4 FY2011 to RMB11.1 million (US$1.8 million) for Q4 FY2012, which was primarily due to (1) an increase in greenhouse coverage which increased the unit land preparation cost and (2) an increase in the amount of land in reserve or under construction due to new farm bases added during Q3 FY2012 as well as the delay in greenhouse construction due to poor weather during Q4 FY2012.

Our land preparation costs increased by RMB16.8 million, or 80.7%, from RMB20.8 million for FY2011 to RMB37.6 million (US$6.0 million) for FY2012, which was primarily due to (1) an increase in greenhouse coverage which increased the unit land preparation cost and (2) an increase in the amount of land in reserve or under construction, primarily due to weather related delay in greenhouse construction.

Our selling and distribution expenses increased by RMB0.4 million, or 4.4%, from RMB8.8 million for Q4 FY2011 to RMB9.2 million (US$1.5 million) for Q4 FY2012, which was primarily due to an increase of RMB1.8 million in transportation costs, in line with the increase in our revenue from solanaceous products which generally are shipped to customers further away as compared to leafy vegetables which tend to be sold at local wholesale markets, partially offset by a decrease of RMB1.7 million in salary and commission payment as concessionary sales in the Hong Kong business decreased.

Our selling and distribution expenses increased by RMB7.2 million, or 28.7%, from RMB24.9 million for FY2011 to RMB32.1 million (US$5.1 million) for FY2012, which was primarily due to an increase of RMB12.3 million in transportation costs, in line with the increase in our revenue from solanaceous products, partially offset by a decrease of RMB4.8 million in salary and commission payment as concessionary sales in the Hong Kong business decreased.

Our administrative expenses increased by RMB2.4 million, or 18.7%, from RMB12.6 million for Q4 FY2011 to RMB15.0 million (US$2.4 million) for Q4 FY2012, primarily due to an increase of RMB0.9 million in audit fee.

Our administrative expenses decreased by RMB10.5 million, or 15.2%, from RMB69.0 million for FY2011 to RMB58.5 million (US$9.3 million) for FY2012, primarily due to the incurrence of one-time IPO expenses amounting to RMB20.3 million in FY2011, partially offset by the increases in (1) salaries of RMB1.9 million, (2) equity-settled share-based compensation of RMB 2.0 million and (3) audit fee of RMB1.8 million.

Le Gaga Fourth Quarter and Fiscal Year 2012 Earnings Release

June 20, 2012

Our impairment losses on property, plant and equipment and prepayments was RMB8.4 million for Q4 FY2012 and RMB14.8 million for FY2012. This related to the impairment assessment of several smaller and less productive farms which we have decided to dispose of.

Our income tax increased by RMB1.2 million from RMB0.1 million for Q4 FY2011 to RMB1.3 million (US$0.2 million) for Q4 FY2012, primarily due to capital gain tax and PRC tax related to disposals.

Our income tax increased by RMB4.3 million from RMB0.1 million for FY2011 to RMB4.4 million (US$0.7 million) for FY2012, primarily due to (1) capital gain tax and (2) withholding tax for the distribution of earnings by the PRC subsidiaries to our offshore holding company.

As a result of the foregoing factors, we recorded profit of RMB18.3 million for Q4 FY2011 compared to a loss of RMB3.9 million (US$0.6 million) for Q4 FY2012. Profit for the year increased by 22.1%, from RMB133.4 million for FY2011 to RMB162.8 million (US$25.9 million) for FY2012.

Adjusted profit for the period, increased by 40.7%, from RMB41.8 million for Q4 FY2011 to RMB58.9 million (US$9.4 million) for Q4 FY2012. Adjusted profit for the year increased by 29.8%, from RMB151.8 million for FY2011 to RMB197.0 million (US$31.3 million) for FY2012.

Basic and diluted loss per share was RMB0.17 cents (0.03 US cents) for Q4 FY2012. Basic and diluted loss per ADS was RMB8.5 cents (1.35 US cents) for Q4 FY2012.

Basic and diluted earnings per share was RMB7.12 cents (1.13 US cents) and RMB6.91 cents (1.10 US cents), respectively, in FY2012. Basic and diluted earnings per ADS was RMB356.0 cents (56.53 US cents) and RMB345.5 cents (54.86 US cents), respectively, in FY2012.

Our operating cash inflow increased by RMB57.1 million, or 133.3%, from RMB42.9 million for Q4 FY2011 to RMB100.0 million (US$15.9 million) for Q4 FY2012, primarily resulting from a RMB71.3 million increase in cash received, primarily due to (1) an increase in sales revenue and (2) a decrease in accounts receivables balance from Q3 FY2012 to Q4 FY2012 as compared to an increase in accounts receivable balance from Q3 FY2011 to Q4 FY2011, partially offset by a RMB14.2 million increase in cash paid for our cost of revenue and operating expenses.

Our operating cash inflow increased by RMB157.1 million, or 121.4%, from RMB129.5 million for FY2011 to RMB286.6 million (US$45.5 million) for FY2012. The increase in cash inflow resulted primarily from an RMB143.5 million increase in cash received, primarily due to (1) an increase in sales revenue, (2) a decrease in accounts receivables balance from FY2011 to FY2012 as compared to an increase in accounts receivable balance from FY2010 to FY2011. Cash paid for our cost of revenue and operating expenses increased due to the increase in the size of our business, but was offset by (1) spending on land sanitation in FY2011 of RMB27.3 million and (2) IPO expenses of RMB20.3 million recognized in the income statement in FY2011, which we did not incur in FY2012, resulting in a net decrease of RMB13.6 million.

Le Gaga Fourth Quarter and Fiscal Year 2012 Earnings Release

June 20, 2012

Cash used in investing activities decreased by RMB11.9 million, or 15.1%, from RMB79.0 million for Q4 FY2011 to RMB67.1 million (US$10.7 million) for Q4 FY2012. The net cash outflow of RMB67.1 million for Q4 FY2012 was primarily due to our payment for construction in progress and prepayments for construction works totalling RMB70.4 million which mainly consisted of (1) payment for construction of greenhouses of RMB56.1 million, (2) payment of RMB8.2 million for land improvements, and (3) payment for agricultural infrastructure of RMB5.1 million.

Cash used in investing activities increased by RMB76.8 million, or 29.5%, from RMB260.3 million for FY2011 to RMB337.1 million (US$53.5 million) for FY2012. The net cash outflow of RMB337.1 million for FY2012 was primarily due to our payment for construction in progress and prepayments for construction works totalling RMB339.0 million which mainly consisted of (1) payment for construction of greenhouses of RMB210.6 million, (2) payment of RMB64.1 million for agricultural infrastructure, and (3) payment for land improvements of RMB55.4 million.

Recent developments

The Company reviews the productivity and efficiency of the utilization of its resources for each of its existing farms on a regular basis. We have decided to dispose of farms with a total land area of 2,242 mu during the second fiscal quarter. These farms (1) are either small and thus cannot enjoy the economies of scale we can generate at our larger farms, (2) have less productive bamboo shelters or (3) are less suitable for the current product mix of the Company (solanaceous, leafy and cruciferous products). In Q4 FY2012 we sold our Shantou subsidiary, with a total land area of 1,314 mu, to a third party producer. We are currently in the process of returning the remaining 928 mu of farm land to landlords.

Le Gaga Fourth Quarter and Fiscal Year 2012 Earnings Release

June 20, 2012

Business Outlook for the fiscal quarter ending June 30, 2012

The Company estimates that its revenue for the first fiscal quarter ending June 30, 2012 will be between RMB135 million and RMB140 million, representing a year over year growth rate of approximately 9.5% to 13.5%. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on June 20, 2012 (8:00 p.m. Hong Kong Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

•	+1 866 549 1292 (U.S. Toll Free)

•	+400 681 6949 (China Toll Free)

•	+852 3005 2050 (International)

•	Pass Code: 534242#

Please dial-in approximately 10 minutes in advance to facilitate an on-time start.

A replay will be available for two weeks after the call and may be accessed via:

•	+852 3005 2020

•	Passcode: 135415#

A live and archived webcast of the call, as well as a presentation with the Company’s financial results will be available on the Company’s website at www.legaga.com.hk/html/index.php.

About Le Gaga Holdings Limited (Nasdaq:GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Le Gaga Fourth Quarter and Fiscal Year 2012 Earnings Release

June 20, 2012

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expect,” “intend” and “future” or similar expressions. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated October 28, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to lease farmland or forestland; the legality or validity of the Company’s leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for the Company’s products; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its final prospectus, dated October 28, 2010.

Use of Non-IFRS measures

Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture”, or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. A reconciliation of adjusted cost of inventories sold to IFRS cost of inventories sold is set forth in Appendix IV.

Le Gaga Fourth Quarter and Fiscal Year 2012 Earnings Release

June 20, 2012

Adjusted profit for the period represents profit/(loss) for the period before the net impact of biological assets fair value adjustment and further adjusted to exclude the effects of non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe that separate analysis of the net impact of the biological assets fair value adjustments, non-cash share-based compensation, offering expenses and impairment losses on property, plant and equipment and prepayments adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. A reconciliation of adjusted profit for the period is set forth in Appendix V.

Adjusted EBITDA is defined as EBITDA (earnings before net finance income (costs), income tax expense, depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation, the net impact of biological assets fair value adjustment, offering expenses and impairment losses on property, plant and equipment and prepayments charged to the income statement. We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders. A reconciliation of the adjusted EBITDA to profit/(loss) for the period is set forth in Appendix VI.

Contact Information

For further information, please contact:

PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk

Appendix I

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Income Statements

For the three months and fiscal year ended March 31, 2011 and 2012

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except per share data)

Revenue	121,228	142,174	22,576	406,772	519,399	82,477
Cost of inventories sold	(101,260)	(122,870)	(19,511)	(357,211)	(455,380)	(72,311)
Changes in fair value less costs to sell related to
Crops harvested during the period	15,766	23,841	3,786	186,183	226,037	35,893
Growing crops on the farmland at the period end	26,667	12,049	1,913	55,713	60,890	9,669
Total changes in fair value less costs to sell of biological assets	42,433	35,890	5,699	241,896	286,927	45,562
Packing expenses	(9,853)	(10,678)	(1,696)	(28,248)	(33,405)	(5,304)
Land preparation costs	(7,203)	(11,124)	(1,766)	(20,800)	(37,593)	(5,970)
Other income	2	1,735	276	124	3,330	529
Research and development expenses	(2,031)	(2,661)	(423)	(7,298)	(9,091)	(1,444)
Selling and distribution expenses	(8,766)	(9,156)	(1,454)	(24,949)	(32,120)	(5,100)
Administrative expenses	(12,624)	(14,982)	(2,379)	(68,978)	(58,519)	(9,292)
Impairment losses on property, plant and equipment and prepayments	—	(8,407)	(1,335)	—	(14,823)	(2,354)
Other expenses	(913)	(410)	(65)	(6,070)	(2,551)	(405)

Results from operating activities	21,013	(489)	(78)	135,238	166,174	26,388
Finance income	61	579	92	2,881	11,838	1,880
Finance costs	(2,656)	(2,680)	(426)	(4,643)	(10,781)	(1,712)

Net finance income	(2,595)	(2,101)	(334)	(1,762)	1,057	168
Profit/(loss) before taxation	18,418	(2,590)	(412)	133,476	167,231	26,556
Income tax expense	(101)	(1,280)	(203)	(101)	(4,415)	(701)

Profit/(loss) for the period	18,317	(3,870)	(615)	133,375	162,816	25,855

Earnings/(loss) per ordinary/preferred share (in cents)
Basic	0.80	(0.17)	(0.03)	6.68	7.12	1.13

Diluted	0.77	(0.17)	(0.03)	6.46	6.91	1.10

Earnings per ADS (in cents)
Basic	40.00	(8.50)	(1.35)	334.00	356.00	56.53

Diluted	38.50	(8.50)	(1.35)	323.00	345.50	54.86

Appendix II

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

As of March 31, 2011 and 2012

	March 31, 2011	March 31, 2012
	RMB	RMB	US$
	(In thousands)
Non-current assets
Property, plant and equipment	575,246	693,297	110,091
Construction in progress	24,294	52,441	8,327
Lease prepayments	2,413	1,263	201
Long-term deposits and prepayments	56,991	142,754	22,668
Biological assets	6,049	7,697	1,222
Deferred tax assets	—	2,060	327

Total non-current assets	664,993	899,512	142,836

Current assets
Biological assets	73,662	77,097	12,242
Inventories	4,608	11,193	1,777
Trade and other receivables	63,000	59,861	9,506
Cash	598,722	520,475	82,648

Total current assets	739,992	668,626	106,173

Total assets	1,404,985	1,568,138	249,009

Equity
Capital	687,706	692,833	110,017
Reserves	592,041	745,838	118,434

Total equity	1,279,747	1,438,671	228,451

Non-current liabilities
Bank loan	78,835	75,875	12,048

Current liabilities
Bank loan	6,000	10,000	1,588
Trade and other payables	36,321	37,055	5,884
Current taxation	4,082	6,537	1,038

Total current liabilities	46,403	53,592	8,510

Total liabilities	125,238	129,467	20,558

Total equity and liabilities	1,404,985	1,568,138	249,009

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the three months and fiscal year ended March 31, 2011 and 2012

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Operating activities
Profit/(loss) before taxation	18,418	(2,590)	(412)	133,476	167,231	26,556

Adjustments for:
Amortization of lease prepayments	26	14	2	103	87	14
Depreciation	13,261	16,837	2,674	47,406	65,885	10,462
Equity settled share-based transactions	6,363	5,722	909	21,678	23,710	3,765
Changes in fair value less costs to sell of biological assets	(42,433)	(35,890)	(5,699)	(241,896)	(286,927)	(45,562)
Interest income	(61)	(583)	(93)	(254)	(1,310)	(208)
Interest expense	2,504	2,680	426	4,643	10,781	1,712
Gain on disposal of a subsidiary	—	(1,309)	(208)	—	(1,309)	(208)
Net loss on disposal of property, plant and equipment	789	212	34	5,143	2,153	342
Impairment losses:	—			—	—
- property, plant and equipment	—	8,407	1,335	—	12,771	2,028
- prepayments	—	—	—	—	2,052	326
Foreign exchange loss/(gain)	869	(24)	(4)	(2,261)	(7,630)	(1,212)

	(264)	(6,524)	(1,036)	(31,962)	(12,506)	(1,985)

Changes in current biological assets due to plantations	(38,305)	(38,767)	(6,156)	(134,070)	(162,201)	(25,756)
Changes in inventories, net of effect of harvested crops transferred to inventories	99,839	118,716	18,851	346,468	439,116	69,729
(Increase)/decrease in trade and other receivables	(22,046)	24,075	3,823	(35,310)	295	47
Decrease/(increase) in long-term deposits and prepayments	6,877	850	135	(21,025)	7,561	1,201
(Decrease)/increase in trade and other payables	(3,146)	1,579	250	5,459	17,265	2,739

Cash generated from operations	42,955	99,929	15,867	129,560	289,530	45,975

Net income tax (paid)/refund	(101)	36	6	(101)	(2,881)	(457)

Net cash generated from operating activities	42,854	99,965	15,873	129,459	286,649	45,518

Appendix III

Le Gaga Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flow

For the three months and fiscal year ended March 31, 2011 and 2012

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Investing activities
Interest received	61	583	93	254	1,310	208
Plantations of non-current biological assets	(376)	(334)	(53)	(1,692)	(1,656)	(263)
Payment for the purchase of property, plant and equipment	(2,076)	(656)	(104)	(9,520)	(6,797)	(1,079)
Payment for construction in progress and prepayments for construction works	(77,332)	(70,415)	(11,181)	(262,704)	(339,046)	(53,838)
Net cash inflow of disposal of a subsidiary	—	3,737	593	—	3,737	593
Proceeds from disposal of property, plant and equipment and lease prepayments	691	—	—	13,411	5,331	847

Net cash used in investing activities	(79,032)	(67,085)	(10,652)	(260,251)	(337,121)	(53,532)

Financing activities
Repayment to a director	—	—	—	(40)	—	—
Repayment for municipal government loan	(1,410)	—	—	(1,410)	—	—
Interest paid	—	(71)	(11)	(5,803)	(10,521)	(1,671)
Proceeds from bank loans	—	10,000	1,588	53,632	10,000	1,588
Repayment of bank loans	—	—	—	—	(6,000)	(953)
Proceeds from exercise of share options	—	2,485	395	22,245	3,161	502
Payment for repurchase of shares	—	—	—	—	(10,185)	(1,617)
Net proceeds from issue of ordinary shares, net of issuing costs	—	—	—	534,891	—	—

Net cash (used in)/generated from financing activities	(1,410)	12,414	1,972	603,515	(13,545)	(2,151)

Net (decrease)/increase in cash	(37,588)	45,294	7,193	472,723	(64,017)	(10,165)

Cash at beginning of the period	642,035	475,199	75,458	139,207	598,722	95,073

Effect of foreign exchange rate changes	(5,725)	(18)	(3)	(13,208)	(14,230)	(2,260)

Cash at March 31	598,722	520,475	82,648	598,722	520,475	82,648

Appendix IV

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted cost of inventories sold to cost of inventories sold

For the three months and fiscal year ended March 31, 2011 and 2012

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Cost of inventories sold	(101,260)	(122,870)	(19,511)	(357,211)	(455,380)	(72,311)
Less: biological assets fair value adjustment	59,578	84,499	13,418	218,348	282,579	44,872

Adjusted cost of inventories sold	(41,682)	(38,371)	(6,093)	(138,863)	(172,801)	(27,439)

Appendix V

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted profit for the period/year to profit/(loss) for the period/year

For the three months and fiscal year ended March 31, 2011 and 2012

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Profit/(loss) for the period/year	18,317	(3,870)	(615)	133,375	162,816	25,855

Add:
Non-cash share-based compensation	6,363	5,722	909	21,678	23,710	3,765
Impairment losses from property, plant and equipment and prepayments	—	8,407	1,335	—	14,823	2,354
Offering expenses	—	—	—	20,323	—	—
Less:
Net impact of biological assets fair value adjustment	17,145	48,609	7,719	(23,548)	(4,348)	(690)

Adjusted profit for the period/year	41,825	58,868	9,348	151,828	197,001	31,284

Appendix VI

Le Gaga Holdings Limited

Reconciliation of Non-IFRS adjusted EBITDA to profit/(loss) for the period/year

For the three months and fiscal year ended March 31, 2011 and 2012

	Three Months Ended March 31,			Fiscal Year Ended March 31,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Profit/(loss) for the period/year	18,317	(3,870)	(615)	133,375	162,816	25,855
Add:
Amortization of lease prepayments	26	14	2	103	87	14
Depreciation	13,261	16,837	2,674	47,406	65,885	10,462
Finance costs	2,656	2,680	426	4,643	10,781	1,712
Income tax expense	101	1,280	203	101	4,415	701
Non-cash share-based compensation	6,363	5,722	909	21,678	23,710	3,765
Impairment losses from property, plant and equipment and prepayments	—	8,407	1,335	—	14,823	2,354
Biological assets fair value adjustment included in cost of inventories sold	59,578	84,499	13,418	218,348	282,579	44,872
Offering expenses	—	—	—	20,323	—	—
Less:
Finance income	(61)	(579)	(92)	(2,881)	(11,838)	(1,880)
Changes in fair value less costs to sell of biological assets	(42,433)	(35,890)	(5,699)	(241,896)	(286,927)	(45,562)

Adjusted EBITDA	57,808	79,100	12,561	201,200	266,331	42,293